

M-Systems
Flash Disk Pioneers

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 17th, 2002

Notice is hereby given that the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of M-Systems Flash Disk Pioneers Ltd. (the "Company") will be held on Tuesday, December 17th, 2002, at 11:00 A.M. Israel time, at the offices of the Company at 7 Atir Yeda St., Kfar Saba 44425, Israel, for the following purposes:

(1)   To elect four (4) directors to the Board of Directors of the Company (joining the two "external directors" within the meaning of Israeli Companies law who were elected at the Annual General Meeting held in 2000 for a term of three years as required by said law);

(2)   To appoint Kost Forer & Gabbay (a member of Ernst & Young International) as the Company's independent auditors for the 2002 fiscal year and to authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services;

(3)   To approve the compensation of the Company's President, of its Executive Vice President of Business Development, and of its Chief Marketing Officer, each of whom is a director of the Company, and the grant of stock options to the Executive Vice President of Business Development, to the Chief Marketing Officer and to the non-employee directors of the Company; and to approve and ratify the Company's pre-existing policy of issuing a fixed number of options to the non-employee directors (including the "external directors") on an annual basis;

(4)   To approve, adopt and ratify the Company's 2003 Stock Option and Restricted Stock Incentive Plan, which was approved by the Board of Directors of the Company on November 5th, 2002, and to reserve 5,000,000 (five million) shares of the Company's Ordinary Shares for allocation thereunder and in accordance therewith; and

(5)   To transact such other business as may properly come before the Meeting or any adjournment thereof.

In addition, in the Annual General Meeting, the Directors will review the Management's report on the business of the Company for the year ended December 31st, 2001, as presented in the Company's Annual Report for the year ended December 31st, 2001, and will answer appropriate questions relating thereto.

Shareholders of record at the close of business on November 7th, 2002 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed, stamped envelope provided. Shareholders who attend the meeting may revoke their proxy and vote their shares in person.

Joint holders of Ordinary Shares should take note that, pursuant to Article 30(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any Ordinary Shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such Ordinary Share, and for this purpose seniority will be determined by the order in which the names were registered in the Company's Registrar of Members.

BY ORDER OF THE BOARD OF DIRECTORS,

Dov Moran

Dov Moran
President

November 13th, 2002

YOUR VOTE IS IMPORTANT! PLEASE SIGN, DATE AND RETURN
YOUR PROXY FORM IN THE ENCLOSED STAMPED,
SELF-ADDRESSED ENVELOPE AS SOON AS POSSIBLE.

The financial statements of the Company for the fiscal year ended December 31st, 2001, are enclosed, but are not a part of the proxy solicitation material.